Exhibit 99.1

Ferrari N.V.

Interim Report
At and for the three and six months ended June 30, 2017
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Chairman and Chief Executive Officer

Sergio Marchionne

Directors

John Elkann
Piero Ferrari

Delphine Arnault
Louis C. Camilleri
Giuseppina Capaldo
Eduardo H. Cue
Sergio Duca
Lapo Elkann
Amedeo Felisa
Maria Patrizia Grieco
Adam Keswick
Elena Zambon

INDEPENDENT AUDITORS

Ernst & Young S.p.A.

CERTAIN DEFINED TERMS

In this report, unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require. References to “Ferrari N.V.” refer to the registrant (formerly named FE New N.V.) following completion of the Separation and to the registrant's predecessor (formerly named New Business Netherlands N.V.), prior to completion of the Separation. References to “FCA” or “FCA Group” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. with and into FCA on October 12, 2014 (at which time Fiat Investments N.V. was named Fiat Chrysler Automobiles N.V. or FCA) ,or any one of them, as the context may require. References to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA. References to the “Separation” refer to the series of transactions through which the Ferrari business was separated from FCA as described under “Note on Presentation”.

Therefore, the interim condensed consolidated financial statements at and for the three and six months ended June 30, 2017 (the “Interim Condensed Consolidated Financial Statements” or “Semi-Annual Consolidated Financial Statements”) included in this interim report (the “Interim Report” or “Semi-Annual Report”) refer to Ferrari N.V., together with its subsidiaries.

INTRODUCTION

The Interim Condensed Consolidated Financial Statements at and for the three and six months ended June 30, 2017 included in this Interim Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as endorsed by the European Union, and in particular, in compliance with IAS 34 - Interim Financial Reporting. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements for the year ended December 31, 2016 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2017” in the notes to the Interim Condensed Consolidated Financial Statements.

The Group’s financial information in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “United States”).

Certain totals in the tables included in this Interim Report may not add due to rounding.

The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

This Interim Report is unaudited.

NOTE ON PRESENTATION

Basis of Preparation of the Interim Condensed Consolidated Financial Statements

As explained in Note 1 to the Interim Condensed Consolidated Financial Statements, on October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA (the “Separation”). The Separation occurred through a series of transactions including (i) an intra-group restructuring that resulted in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to us, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to us, (iii) the initial public offering of our common shares, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in us to its shareholders. The transactions referred to in (i) and (ii), which are defined in Note 1 of the Interim Condensed Consolidated Financial Statements as the “Restructuring”, were completed in October 2015 and have been accounted for in the Interim Condensed Consolidated Financial Statements as though they had occurred effective January 1, 2015. The initial public offering of our common shares was completed on October 21, 2015 when our shares were admitted to listing on the New York Stock Exchange, as a result of which FCA had 80 percent ownership. The remaining steps of the Separation were completed between January 1 and January 3, 2016, through two consecutive demergers followed by a merger under Dutch law. As part of the Separation, a new entity, FE New N.V., was created. Pursuant to the demergers the shares in Ferrari N.V. held by FCA were ultimately transferred to FE New N.V., with FE New N.V. issuing shares in its capital to the shareholders of FCA. In connection with the demergers, the mandatory convertible security holders of FCA also received shares in FE New N.V. On completion of the Separation, Ferrari N.V. was merged with and into FE New N.V. and FE New N.V. was renamed Ferrari N.V.

This Interim Report refers to Ferrari N.V. (formerly named FE New N.V.) following the Separation and to Ferrari N.V.'s predecessor (formerly named New Business Netherlands N.V.), prior to the completion of the Separation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
	(€ million, except per share data)
Net revenues	920	811	1,741	1,486
EBIT	202	146	379	267
Profit before taxes	189	141	362	253
Net profit	136	97	260	175
Net profit attributable to:
Owners of the parent	136	97	260	175
Non-controlling interests	—	—	—	—
Basic and diluted earnings per common share (in Euro) (1)	0.72	0.52	1.37	0.93
Dividend paid per common share (in Euro)	—	—	—	—
Distribution approved per common share (in Euro) (2) (3)	0.635	0.46	0.635	0.46
_____________________________

(1)	See Note 14 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.
(2) Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 14, 2017, a cash distribution of €0.635 per common share was approved, corresponding to a total distribution of €120 million. The distribution is made from the share premium reserve which is a distributable reserve under Dutch law. In May 2017 the Company paid €115 million of the distribution and the remaining balance will be paid in the third quarter of 2017.
(3) Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15, 2016, the Company paid a cash distribution of €0.46 per common share in May 2016, corresponding to a total distribution of €87 million. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law.

Consolidated Statement of Financial Position Data

	At June 30,	At December 31,
	2017	2016
	(€ million)
Cash and cash equivalents	423	458
Total assets	3,904	3,850
Debt	1,755	1,848
Total equity	515	330
Equity attributable to owners of the parent	510	325
Non-controlling interests	5	5
Share capital	3	3
Common shares issued (in thousands of shares)	188,949	188,923

Other Statistical Information
Shipments

(Number of cars and % of total cars)	For the three months ended June 30,				For the six months ended June 30,
	2017	%	2016	%	2017	%	2016	%
EMEA
UK	254	10.9%	245	11.1%	508	11.7%	464	11.3%
Germany	163	7.0%	154	7.0%	359	8.3%	314	7.7%
Italy	135	5.8%	108	4.9%	238	5.5%	197	4.8%
Switzerland	92	3.9%	85	3.8%	186	4.3%	166	4.1%
France	93	4.0%	73	3.3%	185	4.3%	151	3.7%
Middle East (1)	41	1.8%	77	3.5%	155	3.6%	206	5.0%
Rest of EMEA (2)	223	9.5%	211	9.5%	404	9.2%	405	9.9%
Total EMEA	1,001	42.9%	953	43.1%	2,035	46.9%	1,903	46.5%
Americas (3)	797	34.2%	774	35.0%	1,342	31.0%	1,297	31.7%
China, Hong Kong and Taiwan (on a combined basis)	140	6.0%	160	7.2%	301	6.9%	316	7.7%
Rest of APAC (4)	394	16.9%	327	14.7%	657	15.2%	580	14.1%
Total	2,332	100.0%	2,214	100.0%	4,335	100.0%	4,096	100.0%
_____________________________
(1)    Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(2)     Rest of EMEA includes Africa and the other European markets not separately identified.
(3)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(4)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.

Average number of employees for the period

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
Average number of employees for the period	3,324	3,077	3,321	3,063

Equity incentive plan

Following the approval of the equity incentive plan by the Board of Directors on March 1, 2017, on April 14, 2017 the Shareholders approved an award to the Chief Executive Officer under the Company’s equity incentive plan applicable to all Group Executive Council ("GEC") members and key leaders of the Company. Under the Company’s equity incentive plan, a total number of approximately 687 thousand performance share units (“PSUs”) and a total number of approximately 119 thousand restricted share units (“RSUs”) have been awarded. The grants of the PSUs and the RSUs, which each represent the right to receive one common share of the Company, cover a five-year performance period from 2016 to 2020, consistent with the Company’s strategic horizon.
See Note 22 “Share-based compensation” to the Interim Condensed Consolidated Financial Statements for additional details.

Forward-Looking Statements
Statements contained in this report, particularly those regarding our possible or assumed future performance are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “design,” “target,” “objective,” “goal,” “plan” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, without limitation:

•	our ability to preserve and enhance the value of the Ferrari brand;

•	the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities;

•	our ability to keep up with advances in high performance car technology and to make appealing designs for our new models;

•	the challenges and costs of integrating hybrid technology more broadly into our car portfolio over time;

•	our ability to preserve our relationship with the automobile collector and enthusiast community;

•	our low volume strategy;

•	the ability of Maserati, our engine customer, to sell its planned volume of cars;

•	changes in client preferences and automotive trends;

•	changes in the general economic environment and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;

•	the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products;

•	our ability to successfully carry out our growth strategy and, particularly, our ability to grow our presence in emerging market countries;

•	our ability to service and refinance our debt;

•	competition in the luxury performance automobile industry;

•	reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;

•	the performance of our dealer network on which we depend for sales and services;

•	increases in costs, disruptions of supply or shortages of components and raw materials;

•	disruptions at our manufacturing facilities in Maranello and Modena;

•	our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;

•	the performance of our licensees for Ferrari-branded products;

•	our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;

•	product recalls, liability claims and product warranties;

•	our continued compliance with customs regulations of various jurisdictions;

•	labor relations and collective bargaining agreements;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•	changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate;

•	our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;

•	the adequacy of our insurance coverage to protect us against potential losses;

•	potential conflicts of interest due to director and officer overlaps with our largest shareholders;

•	our ability to maintain the functional and efficient operation of our information technology systems; and

•	other factors discussed elsewhere in this document.

We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

Non-GAAP Financial Measures
We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA
EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization. Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjusted items, which may obscure underlying performance and impair comparability of results between periods. The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2017 and 2016, and provides a reconciliation of these non-GAAP measures to net profit.

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
	(€ million)
Net profit	136	97	260	175
Income tax expense	53	44	102	78
Net financial expenses	13	5	17	14
Amortization and depreciation	68	61	133	118
EBITDA	270	207	512	385
Charges for Takata airbag inflator recalls	—	10	—	10
Adjusted EBITDA	270	217	512	395
Adjusted EBIT
Adjusted EBIT represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted EBIT for the three and six months ended June 30, 2017 and 2016.

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
	(€ million)
EBIT	202	146	379	267
Charges for Takata airbag inflator recalls	—	10	—	10
Adjusted EBIT	202	156	379	277

Adjusted Net Profit
Adjusted Net Profit represents net profit as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Net Profit for the three and six months ended June 30, 2017 and 2016.

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
	(€ million)		(€ million)
Net profit	136	97	260	175
Charges for Takata airbag inflator recalls (net of tax effect)	—	7	—	7
Adjusted Net Profit	136	104	260	182
Adjusted Basic and Diluted Earnings per Common Share

Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for income and costs (net of tax effect), which are significant in nature, but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the three and six months ended June 30, 2017 and 2016.

		For the three months ended June 30,		For the six months ended June 30,
		2017	2016	2017	2016
Net profit attributable to owners of the Company	€ million	136	97	260	175
Changes for Takata airbag inflator recalls (net of tax effect)	€ million	—	7	—	7
Adjusted net profit attributable to owners of the Company	€ million	136	104	260	182
Weighted average number of common shares	thousand	188,953	188,923	188,949	188,923
Adjusted basic earnings per common share		€0.72	0.55	1.37	0.96
Weighted average number of common shares for diluted earnings per common share	thousand	189,759	188,923	189,759	188,923
Adjusted diluted earnings per common share (1)		€0.72	0.55	1.37	0.96

(1) For the three and six months ended June 30, 2017 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of (i) the potential common shares that would be issued under the Company's equity incentive plan applicable to all GEC members and key leaders of the Company and (ii) the potential common shares that would be issued for the Non-Executive Directors' compensation agreement.

Net Debt and Net Industrial Debt

Net Industrial Debt is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators, together with Net Debt, we use to measure our financial position. These measures are presented by management to aid investors in their analysis of the Group's financial position and financial performance and to compare the Group's financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents, further adjusted to exclude the funded portion of the self-liquidating financial receivables portfolio, which is the portion of our receivables from financing activities that we fund with external debt or intercompany loans. The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at June 30, 2017 and December 31, 2016.

	At June 30,	At December 31,
	2017	2016
	(€ million)
Cash and cash equivalents	423	458
Financial liabilities with third parties	(1,755)	(1,848)
Net Debt	(1,332)	(1,390)
Funded portion of the self-liquidating financial receivables portfolio	705	737
Net Industrial Debt	(627)	(653)

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group's financial performance and to compare the Group's financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio, which is the change in our receivables from financing activities. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the six months ended June 30, 2017 and 2016.

	For the six months ended June 30,
	2017	2016
	(€ million)
Cash flows from operating activities	275	316
Cash flows used in investing activities	(146)	(157)
Free Cash Flow	129	159
Change in the self-liquidating financial receivables portfolio	34	14
Free Cash Flow from Industrial Activities	163	173

Cash flows used in investing activities for the six months ended June 30, 2017 are net of €8 million proceeds from exercising the Delta Topco option.

Constant Currency Information

The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis. We use this information to assess how the underlying business has performed independent of fluctuations in foreign currency exchange rates. We calculate constant currency by applying the prior-period average foreign currency exchange rates to current period financial data expressed in local currency in which the relevant financial statements are denominated, in order to eliminate the impact of foreign currency exchange rate fluctuations (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, included in this Interim Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

For example, if a U.S. entity with a U.S. Dollar functional currency recorded net revenues of $100 million for the six months ended June 30, 2017 and 2016, we would have reported €92.3 million in net revenues (using the six months ended June 30, 2017 average exchange rate of 1.0830) or a €2.7 million increase over the €89.6 million reported for the six months ended June 30, 2016 (using the six months ended June 30, 2016 average exchange rate of 1.1159). The constant currency presentation would translate the six months ended June 30, 2017 net revenues using the six months ended June 30, 2016 foreign currency exchange rates, and therefore indicate that the underlying net revenues on a constant currency basis were unchanged period-on-period.

Results of Operations
Three months ended June 30, 2017 compared to three months ended June 30, 2016
The following is a discussion of the results of operations for the three months ended June 30, 2017 compared to the three months ended June 30, 2016. The discussion of certain line items includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate period-to-period comparisons.

	For the three months ended June 30,
	2017	Percentage of net revenues	2016	Percentage of net revenues
	(€ million, except percentages)
Net revenues	920	100.0%	811	100.0%
Cost of sales	458	49.8%	422	51.9%
Selling, general and administrative costs	91	10.0%	94	11.6%
Research and development costs	163	17.7%	147	18.1%
Other expenses, net	6	0.6%	2	0.4%
Result from investments	—	—%	—	—%
EBIT	202	21.9%	146	18.0%
Net financial expenses	(13)	(1.4)%	(5)	(0.6)%
Profit before taxes	189	20.5%	141	17.4%
Income tax expense	53	5.7%	44	5.3%
Net profit	136	14.8%	97	12.1%

Net revenues

	For the three months ended June 30,				Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2017 vs. 2016
	(€ million, except percentages)
Cars and spare parts (1)	669	72.7%	589	72.7%	80	13.7%
Engines (2)	101	10.9%	71	8.7%	30	41.9%
Sponsorship, commercial and brand (3)	124	13.4%	117	14.4%	7	5.6%
Other (4)	26	3.0%	34	4.2%	(8)	(19.9)%
Total net revenues	920	100.0%	811	100.0%	109	13.5%
_____________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by the Ferrari Financial Services activities and net revenues from the management of the Mugello racetrack.

Net revenues for the three months ended June 30, 2017 were €920 million, an increase of €109 million, or 13.5 percent (an increase of 12.8 percent on a constant currency basis), from €811 million for the three months ended June 30, 2016.
The increase in net revenues, including the positive impact of foreign currency hedging instruments, was attributable to the combination of (i) an €80 million increase in cars and spare parts net revenues, (ii) a €30 million increase in engines net revenues, and (iii) a €7 million increase in sponsorship, commercial and brand net revenues, partially offset by (iv) an €8 million decrease in other net revenues.

Cars and spare parts
Net revenues generated from cars and spare parts were €669 million for the three months ended June 30, 2017, an increase of €80 million, or 13.7 percent, from €589 million for the three months ended June 30, 2016. The increase was attributable to an €85 million increase in net revenues from range and special series cars and spare parts, partially offset by a €5 million decrease in net revenues from supercars and limited edition cars.

The €85 million increase in net revenues from range and special series cars and spare parts was principally attributable to an increase in shipments of approximately 100 cars (excluding the LaFerrari and the LaFerrari Aperta) and positive mix, along with a greater contribution from personalization programs and foreign currency exchange impact. Shipments of V12 range and special series models increased by approximately 30 percent, primarily attributable to shipments of the GTC4Lusso, which commenced in third quarter of 2016, partially offset by the phase-out of the F12berlinetta and the FF. Shipments of V8 range and special series models were substantially in line with the prior year. The performance of V8 range and special series models was impacted by the California T, which is in its 4th year of commercialization, partially offset by the 488 family and the GTC4Lusso T.

The €85 million increase in net revenues from range and special series cars and spare parts was composed of (i) a €37 million increase in EMEA, (ii) a €33 million increase in Americas, and (iii) a €15 million increase in Rest of APAC, while China, Hong Kong and Taiwan (on a combined basis) net revenues were substantially in line with the prior year.

The €37 million increase in EMEA net revenues was primarily attributable to an increase in shipments and a greater contribution from personalization programs. The increase in shipments was driven by double-digit growth in Italy and France, as well as growth in Germany, Switzerland and the UK, and primarily related to the 488 and GTC4Lusso families.

The €33 million increase in Americas net revenues was primarily attributable to positive volume and mix, driven by the 488 family and the GTC4Lusso, partially offset by the California T, the F12berlinetta and the FF. The increase in net revenues was also attributable to positive foreign currency exchange impact.

The €15 million increase in Rest of APAC net revenues was mainly attributable to a significant increase in shipments in Australia, driven by the 488 family and the GTC4Lusso, which just arrived on the market, as well as an increase in shipments in Japan, driven by the 488 family and the GTC4Lusso, partially offset by the California T. Other Rest of APAC also experienced significant growth, driven by the 488 and GTC4Lusso families.

The decrease in net revenues from supercars and limited edition cars was attributable to a decrease in shipments due to the end of the LaFerrari lifecycle in 2016, as well as the non-registered racing car FXX K and the strictly limited edition F60 America completing their limited series run in 2016, partially offset by shipments of the LaFerrari Aperta, which was launched in the third quarter of 2016.

Engines

Net revenues generated from engines were €101 million for the three months ended June 30, 2017, an increase of €30 million, or 41.9 percent, from €71 million for the three months ended June 30, 2016. The €30 million increase was mainly attributable to an increase in net revenues generated from the sale of engines to Maserati, driven by an increase in the number of engines shipped in the second quarter of 2017 compared to the second quarter of 2016, partially offset by a decrease in net revenues due to the termination of the rental agreement with a Formula 1 racing team.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €124 million for the three months ended June 30, 2017, an increase of €7 million, or 5.6 percent, from €117 million for the three months ended June 30, 2016. The increase was primarily related to an increase in net revenues from sponsorship, partially offset by the lower 2016 championship ranking compared to 2015.

Other

Other net revenues were €26 million for the three months ended June 30, 2017, a decrease of 8 million, or 19.9 percent, from €34 million for the three months ended June 30, 2016, primarily due to the deconsolidation of the financial services business in Europe since November 2016 following the sale of a majority stake in FFS GmbH to FCA Bank.

Cost of sales

	For the three months ended June 30,				Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2017 vs. 2016
	(€ million, except percentages)
Cost of sales	458	49.8%	422	51.9%	36	8.8%

Cost of sales for the three months ended June 30, 2017 was €458 million, an increase of €36 million, or 8.8 percent, from €422 million for the three months ended June 30, 2016. As a percentage of net revenues, cost of sales was 49.8 percent for the three months ended June 30, 2017 compared to 51.9 percent for the three months ended June 30, 2016.
The increase in cost of sales was primarily attributable to (i) increased costs of €20 million driven by an increase in production volumes of engines for Maserati and cost of sales of supporting activities, (ii) increased costs of €15 million driven by an increase in volumes and personalization programs, and (iii) an increase in production costs, including amortization and depreciation, of €1 million.
Selling, general and administrative costs

	For the three months ended June 30,				Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2017 vs. 2016
	(€ million, except percentages)
Selling, general and administrative costs	91	10.0%	94	11.6%	(3) (2.9)%

Selling, general and administrative costs for the three months ended June 30, 2017 were €91 million, a decrease of €3 million, or 2.9 percent, from €94 million for the three months ended June 30, 2016. As a percentage of net revenues, selling, general and administrative costs were 10.0 percent for the three months ended June 30, 2017 compared to 11.6 percent for the three months ended June 30, 2016.

The decrease in selling, general and administrative costs was attributable to (i) the effect of costs in 2016 relating to the former CEO's retirement package and (ii) a decrease in costs due to the deconsolidation of FFS GmbH since November 2016, partially offset by (iii) share-based compensation expense related to the recently approved equity incentive plan, (iv) costs related to initiatives for Ferrari's 70th anniversary and (v) costs related to new directly operated Ferrari stores.

Research and development costs

	For the three months ended June 30,				Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2017 vs. 2016
	(€ million, except percentages)
Amortization of capitalized development costs	29	3.1%	27	3.3%	2	7.9%
Research and development costs expensed during the period	134	14.6%	120	14.8%	14	11.5%
Research and development costs	163	17.7%	147	18.1%	16	10.9%

Research and development costs for the three months ended June 30, 2017 were €163 million, an increase of €16 million, or 10.9 percent, from €147 million for the three months ended June 30, 2016. As a percentage of net revenues, research and development costs were 17.7 percent for the three months ended June 30, 2017 compared to 18.1 percent for the three months ended June 30, 2016.

The increase in research and development costs during the period of €16 million was primarily driven by research and development expenses to support the innovation of our product range and components, in particular, in relation to hybrid technology, as well as amortization of capitalized development costs.

Other expenses, net

	For the three months ended June 30,		Increase/(Decrease)
	2017	2016	2017 vs. 2016
	(€ million, except percentages)
Other expenses, net	6	2	4	N.M.

Other expenses, net for the three months ended June 30, 2017 included other expenses of €10 million, mainly related to provisions and indirect taxes, partially offset by other income of €4 million, mainly related to rental income, gains on disposal of property, plant equipment and other miscellaneous income.
Other expenses, net for the three months ended June 30, 2016 included other expenses of €3 million, mainly composed of €2 million of miscellaneous expenses and €1 million related to indirect taxes, partially offset by €1 million of miscellaneous income.
EBIT

	For the three months ended June 30,				Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2017 vs. 2016
	(€ million, except percentages)
EBIT	202	21.9%	146	18.0%	56	38.1%

EBIT for the three months ended June 30, 2017 was €202 million, an increase of €56 million, or 38.1 percent, from €146 million for the three months ended June 30, 2016.

The increase in EBIT was primarily attributable to (i) positive volume impact of €16 million, (ii) positive product mix of €23 million, (iii) positive net foreign currency exchange impact of €34 million (including positive €28 million relating to foreign currency hedging instruments), and (iv) a decrease in selling, general and administrative costs of €3 million, partially offset by (v) an increase in research and development costs of €16 million, and (vi) €4 million from other supporting activities, partially offset by positive contribution from the sale of engines to Maserati.

The positive volume impact of €16 million was attributable to an increase in shipments of approximately 100 cars (excluding the LaFerrari and LaFerrari Aperta), driven by the 488 and GTC4Lusso families, as well as a positive contribution from our personalization programs. The positive product mix of €23 million was primarily attributable to the LaFerrari Aperta, which was launched in the third quarter of 2016, as well as an increase in shipments of our V12 models, driven by the GTC4Lusso, partially offset by a decrease in shipments of the LaFerrari which completed its lifecycle in 2016, as well as the non-registered racing car FXX K and the strictly limited edition F60 America completing their limited series run in 2016.

Net financial expenses

	For the three months ended June 30,		Increase/(Decrease)
	2017	2016	2017 vs. 2016
	(€ million, except percentages)
Net financial expenses	(13)	(5)	(8) N.M.

Net financial expenses for the three months ended June 30, 2017 were €13 million compared to €5 million for the three months ended June 30, 2016.

The increase in net financial expenses was primarily attributable to net foreign exchange losses, partially offset by a decrease in interest expenses on bank borrowings driven by voluntary and scheduled payments on the Term Loan.

Income tax expense

	For the three months ended June 30,		Increase/(Decrease)
	2017	2016	2017 vs. 2016
	(€ million, except percentages)
Income tax expense	53	44	9	21.8%

Income tax expense for the three months ended June 30, 2017 was €53 million, an increase of €9 million, or 21.8 percent, from €44 million for the three months ended June 30, 2016. The increase in income tax expense was primarily attributable to an increase in profit before taxes, partially offset by the combined effect of a reduction in the corporate income tax rate from 27.5 percent to 24.0 percent, effective from 2017, and additional deductions related to eligible research and development costs and on depreciation of fixed assets, in accordance with changes in tax regulations in Italy.

The effective tax rate (net of IRAP) was 25.6 percent for the three months ended June 30, 2017 compared to 27.2 percent for the three months ended June 30, 2016.

Six months ended June 30, 2017 compared to six months ended June 30, 2016
The following is a discussion of the results of operations for the six months ended June 30, 2017 compared to the six months ended June 30, 2016. The discussion of certain line items includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate period-to-period comparisons.

	For the six months ended June 30,
	2017	Percentage of net revenues	2016	Percentage of net revenues
	(€ million, except percentages)
Net revenues	1,741	100.0%	1,486	100.0%
Cost of sales	856	49.2%	755	50.7%
Selling, general and administrative costs	164	9.4%	154	10.4%
Research and development costs	335	19.2%	305	20.5%
Other expenses, net	8	0.5%	5	0.4%
Result from investments	1	0.1%	—	—%
EBIT	379	21.8%	267	18.0%
Net financial expenses	(17)	(1.0)%	(14)	(0.9)%
Profit before taxes	362	20.8%	253	17.1%
Income tax expense	102	5.9%	78	5.3%
Net profit	260	14.9%	175	11.8%

Net revenues

	For the six months ended June 30,				Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2017 vs. 2016
	(€ million, except percentages)
Cars and spare parts(1)	1,250	71.8%	1,070	72.0%	180	16.9%
Engines(2)	204	11.7%	128	8.6%	76	59.5%
Sponsorship, commercial and brand(3)	246	14.1%	235	15.8%	11	4.7%
Other(4)	41	2.4%	53	3.6%	(12)	(24.4)%
Total net revenues	1,741	100.0%	1,486	100.0%	255	17.2%
_________________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by the Ferrari Financial Services activities and net revenues from the management of the Mugello racetrack.

Net revenues for the six months ended June 30, 2017 were €1,741 million, an increase of €255 million, or 17.2 percent (an increase of 16.2 percent on a constant currency basis), from €1,486 million for the six months ended June 30, 2016.

The increase in net revenues, including the positive impact of foreign currency hedging instruments, was attributable to the combination of (i) a €180 million increase in cars and spare parts net revenues, (ii) a €76 million increase in engines net revenues, and (iii) an €11 million increase in sponsorship, commercial and brand net revenues, partially offset by (iv) a €12 million decrease in other net revenues.

Cars and spare parts

Net revenues generated from cars and spare parts were €1,250 million for the six months ended June 30, 2017, an increase of €180 million, or 16.9 percent, from €1,070 million for the six months ended June 30, 2016. The increase was attributable to a €173 million increase in net revenues from range and special series cars and spare parts and a €7 million increase in net revenues from supercars and limited edition cars.

The €173 million increase in net revenues from range and special series cars and spare parts was principally attributable to an increase in shipments of approximately 225 cars (excluding the LaFerrari and the LaFerrari Aperta) and positive mix, along with a greater contribution from personalization programs and foreign currency exchange impact. Shipments of V12 range and special series models increased by approximately 40 percent, primarily attributable to shipments of the GTC4Lusso, which commenced in third quarter of 2016, partially offset by the phase-out of the F12berlinetta and the FF. Shipments of V8 range and special series models experienced a minor decrease, driven by the California T, which is in its 4th year of commercialization, partially offset by the 488 family and the GTC4Lusso T.

The €173 million increase in net revenues from range and special series cars and spare parts was composed of increases in all four of our major geographical markets, including (i) a €71 million increase in EMEA, (ii) a €62 million increase in Americas, (iii) a €31 million increase in Rest of APAC, and (iv) a €9 million increase in China, Hong Kong and Taiwan (on a combined basis).

The €71 million increase in EMEA net revenues was primarily attributable to an increase in shipments and a greater contribution from personalization programs. The increase in shipments was driven by double-digit growth in shipments in Italy, Germany, France and Switzerland as well as single-digit growth in the UK, and primarily related to the 488 and GTC4Lusso families.

The €62 million increase in Americas net revenues was primarily attributable to positive volume and mix, driven by the 488 family, the GTC4Lusso and the F12tdf, partially offset by the California T, the F12berlinetta and the FF. The increase in net revenues was also attributable to our personalization programs and positive foreign currency exchange impact.

The €31 million increase in Rest of APAC net revenues was primarily attributable to increases in Japan and other Rest of APAC, and to a lesser extent in Australia. The increase in Japan was driven by positive volume and mix, as well as positive foreign currency exchange impact. The increase in other Rest of APAC was primarily attributable to an increase in shipments, driven by the 488 and GTC4Lusso families. Australia also experienced an increase in shipments, driven by the 488 family and the GTC4Lusso, which just arrived on the market.

The €9 million increase in China, Hong Kong and Taiwan (on a combined basis) net revenues was primarily attributable to positive mix, driven by the 488 and GTC4Lusso families, as well as the F12tdf, partially offset by a slowdown in Hong Kong due to the Company's decision to terminate the distributor agreement in Hong Kong in the fourth quarter of 2016. The new dealership in Hong Kong will be fully operational in the third quarter of 2017.

The increase in net revenues from supercars and limited edition cars was attributable to shipments of the LaFerrari Aperta, which was launched in the third quarter of 2016, partially offset by a decrease in shipments due to the end of the LaFerrari lifecycle in 2016, as well as the non-registered racing car FXX K and the strictly limited edition F60 America completing their limited series run in 2016.

Engines

Net revenues generated from engines were €204 million for the six months ended June 30, 2017, an increase of €76 million, or 59.5 percent, from €128 million for the six months ended June 30, 2016. The increase of €76 million was mainly attributable to an increase in net revenues generated from the sale of engines to Maserati, driven by an increase in the number of engines shipped in the first half of 2017 compared to the first half of 2016, partially offset by a decrease in net revenues due to the termination of the rental agreement with a Formula 1 racing team.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €246 million for the six months ended June 30, 2017, an increase of €11 million, or 4.7 percent, from €235 million for the six months ended June 30, 2016. The increase was primarily related to an increase in net revenues from sponsorship, partially offset by the lower 2016 championship ranking compared to 2015.

Other

Other net revenues were €41 million for the six months ended June 30, 2017, a decrease of €12 million, or 24.4 percent, from €53 million for the six months ended June 30, 2016, primarily due to the deconsolidation of the financial services business in Europe since November 2016 following the sale of a majority stake in FFS GmbH to FCA Bank.

Cost of sales

	For the six months ended June 30,				Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2017 vs. 2016
	(€ million, except percentages)
Cost of sales	856	49.2%	755	50.7%	101	13.5%

Cost of sales for the six months ended June 30, 2017 was €856 million, an increase of €101 million, or 13.5 percent, from €755 million for the six months ended June 30, 2016. As a percentage of net revenues, cost of sales was 49.2 percent for the six months ended June 30, 2017 compared to 50.7 percent for the six months ended June 30, 2016.

The increase in cost of sales was primarily attributable to (i) increased costs of €61 million driven by an increase in production volumes of engines for Maserati and cost of sales of supporting activities (ii) increased costs of €34 million driven by an increase in volumes and personalization programs and (iii) an increase in production costs, including amortization and depreciation, of €6 million.

Selling, general and administrative costs

	For the six months ended June 30,				Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2017 vs. 2016
	(€ million, except percentages)
Selling, general and administrative costs	164	9.4%	154	10.4%	10	6.1%
Selling, general and administrative costs for the six months ended June 30, 2017 were €164 million, an increase of €10 million, or 6.1 percent, from €154 million for the six months ended June 30, 2016. As a percentage of net revenues, selling, general and administrative costs were 9.4 percent for the six months ended June 30, 2017 compared to 10.4 percent for the six months ended June 30, 2016.
The increase in selling, general and administrative costs was primarily attributable to (i) share-based compensation expense related to the recently approved equity incentive plan, (ii) costs related to new directly operated Ferrari stores and (iii) costs related to initiatives for Ferrari's 70th anniversary, partially offset by (iv) the effect of costs in 2016 relating to the former CEO's retirement package and (v) a decrease in costs due to the deconsolidation of FFS GmbH since November 2016.

Research and development costs

	For the six months ended June 30,				Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2017 vs. 2016
	(€ million, except percentages)
Amortization of capitalized development costs	55	3.1%	50	3.4%	5	10.3%
Research and development costs expensed during the period	280	16.1%	255	17.1%	25	9.7%
Research and development costs	335	19.2%	305	20.5%	30	9.8%

Research and development costs for the six months ended June 30, 2017 were €335 million, an increase of €30 million, or 9.8 percent, from €305 million for the six months ended June 30, 2016. As a percentage of net revenues, research and development costs were 19.2 percent for the six months ended June 30, 2017 compared to 20.5 percent for six months ended June 30, 2016.

The increase in research and development costs during the period of €30 million was primarily driven by research and development expenses to support the innovation of our product range and components, in particular, in relation to hybrid technology and Formula 1 developments, as well as amortization of capitalized development costs.

Other expenses, net

	For the six months ended June 30,		Increase/(Decrease)
	2017	2016	2017 vs. 2016
	(€ million, except percentages)
Other expenses, net	8	5	3	N.M.

Other expenses, net for the six months ended June 30, 2017 included other expenses of €13 million, mainly related to provisions and indirect taxes, partially offset by other income of €5 million, mainly related to rental income, gains on disposal of property, plant and equipment and other miscellaneous income.

Other expenses, net for the six months ended June 30, 2016 included other expenses of €8 million, mainly composed of €2 million related to provisions, €3 million related to indirect taxes and €3 million of miscellaneous expenses, partially offset by other income of €3 million, including €1 million of rental income and €2 million of miscellaneous income.

Result from investments

Result from investments of €1 million for the six months ended June 30, 2017 relates to the Group's proportionate share of FFS GmbH's net profit. The Group sold a majority stake in FFS GmbH to FCA Bank on November 7, 2016.

EBIT

	For the six months ended June 30,				Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2017 vs. 2016
	(€ million, except percentages)
EBIT	379	21.8%	267	18.0%	112	41.7%
EBIT for the six months ended June 30, 2017 was €379 million, an increase of €112 million, or 41.7 percent, from €267 million for the six months ended June 30, 2016.

The increase in EBIT was primarily attributable to (i) positive volume impact of €33 million, (ii) positive product mix of €57 million, and (iii) positive net foreign currency exchange impact of €64 million (including positive €51 million relating to foreign currency hedging instruments), partially offset by (iv) an increase in research and development costs of €30 million, (v) an increase in selling, general and administrative costs of €10 million, and €2 million from other supporting activities, partially offset by positive contribution from the sale of engines to Maserati.

The positive volume impact of €33 million was attributable to an increase in total shipments of approximately 225 cars (excluding the LaFerrari and LaFerrari Aperta), driven by the 488 and GTC4Lusso families, as well as a positive contribution from our personalization programs. The positive product mix of €57 million was primarily attributable to the LaFerrari Aperta, which was launched in the third quarter of 2016, as well as an increase in shipments of our V12 models, driven by the GTC4Lusso, partially offset by a decrease in shipments of the LaFerrari which completed its lifecycle in 2016, as well as the non-registered racing car FXX K and the strictly limited edition F60 America completing their limited series run in 2016.

Net financial expenses

	For the six months ended June 30,		Increase/(Decrease)
	2017	2016	2017 vs. 2016
	(€ million, except percentages)
Net financial expenses	(17)	(14)	(3) 20.3%

Net financial expenses for the six months ended June 30, 2017 were €17 million compared to €14 million for the six months ended June 30, 2016.

The increase in net financial expenses was primarily attributable to net foreign exchange losses, partially offset by (i) financial income of €3 million related to the Delta Topco option, (ii) a gain of €2 million on the fair value measurement of the Series C Liberty Formula One shares (“Liberty Shares”) subsequent to initial recognition at cost, and (iii) a decrease in interest expenses on bank borrowings driven by voluntary and scheduled payments on the Term Loan and the full repayment of the Bridge Loan in March 2016.

Income tax expense

	For the six months ended June 30,		Increase/(Decrease)
	2017	2016	2017 vs. 2016
	(€ million, except percentages)
Income tax expense	102	78	24	31.0%

Income tax expense for the six months ended June 30, 2017 was €102 million, an increase of €24 million, or 31.0 percent, from €78 million for the six months ended June 30, 2016. The increase in income tax expense was primarily attributable to an increase in profit before taxes, partially offset by the combined effect of a reduction in the corporate income tax rate from 27.5 percent to 24.0 percent, effective from 2017, and additional deductions related to eligible research and development costs and on depreciation of fixed assets, in accordance with changes in tax regulations in Italy.

The effective tax rate (net of IRAP) was 24.7 percent for the six months ended June 30, 2017 compared to 26.7 percent for the six months ended June 30, 2016.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for car production, and to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use cash for capital expenditures to support our existing and future products. We make capital investments mainly in Italy, for initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. Our capital expenditures in 2017 are expected to be between €350 million to €360 million, or higher based on the timing of research and development expenditure to support product range and components innovation for hybrid technology. We plan to fund our capital expenditure primarily with cash generated from our operating activities.

Our business and results of operations depend on our ability to achieve certain minimum car shipment volumes. We have significant fixed costs and therefore, changes in our car shipment volumes can have a significant effect on profitability and liquidity. We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations and fund our business and capital expenditures.

See the “Net Debt and Net Industrial Debt” section below for further details relating to the Group's liquidity.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month to month fluctuations due to, among others, production volumes, activity of our financial services portfolio, timing of tax payments and capital expenditure. In particular, our inventory levels increase in the periods leading up to launches of new models, during the phase out of prior models and at the end of the second quarter when our inventory levels are higher to support the summer plant shutdown.

The payment of taxes also affects our working capital. Since 2016, Ferrari is a standalone tax group and we pay our taxes in two advances. In 2016, we made an initial payment in the second quarter and a second payment in the fourth quarter. In the second quarter of 2017, we paid the remaining balance of 2016 taxes as well as the first advance in relation to 2017 taxes. The second advance in relation to 2017 taxes will be made in the fourth quarter of 2017.

Our capital expenditure requirements are, among others, influenced by the timing of the launch of new models and, in particular, our development costs peak in periods when we develop a significant number of new models to renew or refresh our product range. Going forward, our capital expenditure will also be influenced by research and development expenditure to support product range and components innovation for hybrid technology. Capital expenditure is also influenced by the timing of research and development costs for our Formula 1 activities, for which expenditure is generally higher in the first and last quarter of the year.

We tend to generally receive payment for cars (other than those for which we provide dealer financing or those whose invoices are sold to a factor) between 30 and 40 days after the car is shipped while we tend to pay most suppliers between 90 and 105 days after we receive the raw materials or components. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines but delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although to ensure prompt deliveries in certain regions we may warehouse cars in local markets for longer periods of time. As a result, we tend to receive payment for cars shipped before we are required to make payment for the raw material and components used in manufacturing the cars.

Cash Flows

The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the six months ended June 30, 2017 and 2016. For additional details of our cash flows, see our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the six months ended June 30,
	2017	2016
	(€ million)
Cash and cash equivalents at beginning of the period	458	183
Cash flows from operating activities	275	316
Cash flows used in investing activities	(146)	(157)
Cash flows (used in)/from financing activities	(157)	262
Translation exchange differences	(7)	1
Total change in cash and cash equivalents	(35)	422
Cash and cash equivalent at the end of the period included within assets held for sale	—	(20)
Cash and cash equivalents at end of the period	423	585

Operating Activities - Six Months Ended June 30, 2017

Our cash flows from operating activities for the six months ended June 30, 2017 were €275 million, primarily the result of:

(i)
profit before taxes of €362 million adjusted for €133 million for depreciation and amortization expense, €30 million related to other net non-cash expenses, result from investments and net gains on disposals of property, plant and equipment and intangible assets, €17 million related to net finance costs and €17 million in provisions recognized, partially offset by

(ii)
€62 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, driven by cash absorbed from trade receivables of €11 million and inventories of €66 million, partially offset by cash generated from trade payables of €15 million;

(iii)	€56 million relating to cash absorbed by the change in other operating assets and liabilities, primarily attributable to the release of advances on the LaFerrari Aperta;

(iv)	€34 million related to cash absorbed from receivables from financing activities;

(v)	€22 million of net finance costs paid; and

(vi)	€110 million of income taxes paid.

Operating Activities - Six Months Ended June 30, 2016

Our cash flows from operating activities for the six months ended June 30, 2016 were €316 million, primarily the result of:

(i)
profit before taxes of €253 million adjusted for €118 million for depreciation and amortization expense, €14 million for net finance costs and €25 million in provisions recognized, partially offset by €11 million related to other net non-cash income and net gains on disposals of property, plant and equipment and intangible assets, and

(ii)
€26 million relating to cash generated by the net change in other operating assets and liabilities, primarily attributable to advances received in relation to the open-top LaFerrari, partially offset by

(iii)
€27 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, primarily driven by cash absorbed from trade receivables of €74 million and inventories of €22 million, partially offset by cash generated by trade payables of €69 million;

(iv)
€14 million related to cash absorbed by the increase in receivables from financing activities, primarily driven by an increase in our financial receivables portfolio in the United States and foreign currency exchange impact;

(v)	€13 million of net finance costs paid;

(vi)	€55 million of income taxes paid.

Investing Activities - Six Months Ended June 30, 2017

Our cash flows used in investing activities for the six months ended June 30, 2017 were €146 million and were comprised of (i) €78 million of additions to property, plant and equipment, primarily related to the plant and machinery for new models; and (ii) €77 million of additions to intangible assets, mainly related to externally acquired and internally generated development costs, partially offset by (iii) €8 million proceeds from exercising the Delta Topco option and (iv) €1 million of proceeds from disposal of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

Investing Activities - Six Months Ended June 30, 2016

Our cash flows used in investing activities for the six months ended June 30, 2016 were €157 million and were comprised of (i) €90 million of additions to intangible assets, mainly related to externally acquired and internally generated development costs; and (ii) €70 million of additions to property, plant and equipment, related primarily to the plant and machinery relating to new models, partially offset by proceeds from the sale of property, plant and equipment and intangible assets of €3 million. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

Financing Activities - Six Months Ended June 30, 2017

For the six months ended June 30, 2017, net cash used in financing activities was €157 million, primarily the result of:

(i)	€115 million cash distribution of reserves;

(ii)	€100 million repayment of the Term Loan, and

(iii)	€12 million related to net change in other debt, partially offset by

(iv)	€63 million of proceeds net of repayments related to our revolving securitization programs in the U.S., and

(v)	€7 million related to net change in other bank borrowings.

Financing Activities - Six Months Ended June 30, 2016

For the six months ended June 30, 2016, net cash from financing activities was €262 million, primarily the result of:

(i)	€491 million of net proceeds related to the issuance of notes;

(ii)	€224 million of proceeds net of repayments related to a revolving securitization program in the U.S.;

(iii)	€139 million in proceeds from the settlement of the deposits in FCA Group cash management pools;

(iv)	€17 million related to net change in other debt; and

(v)	€1 million of proceeds from the share premium contribution made by FCA in connection with the Restructuring.

These cash inflows were partially offset by:

(i)	€500 million related to the repayment of the Bridge Loan;

(ii)	€87 million cash distribution of reserves;

(iii) €13 million dividend to non-controlling interests;

(iv) €6 million of net repayments of other bank borrowings; and

(v) €4 million related to the settlement of financial liabilities with FCA.

Capital Expenditures

Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment and intangible assets. Capital expenditures for the six months ended June 30, 2017 were €155 million and €160 million for the six months ended June 30, 2016.

The following table sets forth a breakdown of capital expenditures by category for each of the six months ended June 30, 2017 and 2016:

	For the six months ended June 30,
	2017	2016
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	71	80
Patents, concessions and licenses	5	4
Other intangible assets	1	6
Total intangible assets	77	90
Property, plant and equipment
Industrial buildings	2	1
Plant, machinery and equipment	32	38
Other assets	4	4
Advances and assets under construction	40	27
Total property, plant and equipment	78	70
Total capital expenditures	155	160

Intangible assets

Our capital expenditures in intangible assets were €77 million and €90 million for the six months ended June 30, 2017 and 2016, respectively, the most significant component of which relates to externally acquired and internally generated development costs and information technologies costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials costs and personnel expenses relating to engineering, design and development focused on content enhancement of existing cars and new models. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the luxury performance sports cars market.

For the six months ended June 30, 2017 we invested €71 million in externally acquired and internally generated development costs, of which €48 million relates to the development of models to be launched in future years and €23 million primarily relates to the development of range and special series cars and components.

For the six months ended June 30, 2016 we invested €80 million in externally acquired and internally generated development costs, of which €54 million relates to the development of models to be launched in future years and €26 million primarily relates to the development of range and special series cars and components.

Investment in other intangible assets mainly relates to costs recognized for the implementation of software.

Property, plant and equipment

Our capital expenditures in property, plant and equipment were €78 million and €70 million for the six months ended June 30, 2017 and 2016, respectively.

Our most significant investments generally relate to plant, machinery and equipment, and in particular to our car production and engine assembly lines. Investments in plant, machinery and equipment amounted to €32 million and €38 million for the six months ended June 30, 2017 and 2016, respectively.

For the six months ended June 30, 2017 investments in plant, machinery and equipment of €32 million were composed of €24 million related to investments in industrial tooling needed for the production of cars, €6 million related to our personalization programs, and €2 million related to engine assembly lines.

For the six months ended June 30, 2016 investments in plant, machinery and equipment of €38 million were composed of €31 million related to investments in industrial tooling needed for the production of cars, €6 million related to engine assembly lines, and €1 million related to our personalization programs.

Advances and assets under construction, which amounted to €40 million and €27 million for the six months ended June 30, 2017 and 2016 respectively, primarily related to investments in industrial tools needed for the production of new models.

Net Debt and Net Industrial Debt

Net Industrial Debt is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators, together with Net Debt, we use to measure our financial position. These measures are presented by management to aid investors in their analysis of the Group's financial position and financial performance and to compare the Group's financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents, further adjusted to exclude the funded portion of the self-liquidating financial receivables portfolio, which is the portion of our receivables from financing activities that we fund with external debt or intercompany loans. The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at June 30, 2017 and December 31, 2016.

	At June 30,	At December 31,
	2017	2016
	(€ million)
Cash and cash equivalents	423	458
Total liquidity	423	458
Term Loan	(696)	(800)
Other borrowings from banks	(41)	(37)
Bond	(495)	(498)
Securitizations	(508)	(486)
Other debt	(15)	(27)
Total debt	(1,755)	(1,848)
Net Debt	(1,332)	(1,390)
Funded portion of the self-liquidating financial receivables portfolio	705	737
Net Industrial Debt	(627)	(653)

Cash and cash equivalents

Cash and cash equivalents amounted to €423 million at June 30, 2017 compared to €458 million at December 31, 2016. See “Free Cash Flow from Industrial Activities” and “Cash Flows” for further details.

Approximately 66% of our cash and cash equivalents were denominated in Euro at June 30, 2017. Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than the United States and Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in foreign currencies), which amounted to €68 million at June 30, 2017 (€48 million at December 31, 2016), is subject to certain repatriation restrictions and may only be repatriated as dividends. Based on our review, we do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At June 30,	At December 31,
	2017	2016
	(€ million)
Euro	280	318
Chinese Yuan	61	58
Japanese Yen	28	37
U.S. Dollar	24	16
Other currencies	30	29
Total	423	458

Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the funding. Such cash amounted to €25 million at June 30, 2017 (€19 million at December 31, 2016).

Total available liquidity

Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at June 30, 2017 was €923 million (€958 million at December 31, 2016).

The following table summarizes our total available liquidity:

	At June 30,	At December 31,
	2017	2016
	(€ million)
Cash and cash equivalents	423	458
Undrawn committed credit lines	500	500
Total available liquidity	923	958

The undrawn committed credit lines relates to a revolving credit facility. See “The Facility” below for further details.

The Facility

On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of ten banks (the “Facility”). The Facility comprises a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

In December 2015 the Bridge Loan and Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA, including the FCA Note that originated as a result of the Restructuring. At December 31, 2015, the Bridge Loan was fully drawn down by the Company, whilst €1,425 million of the Term Loan was drawn down by the Company and the remaining €75 million was drawn down by Ferrari Financial Services Inc.

In March 2016 the Bridge Loan was subsequently fully repaid using primarily, the proceeds from the bond (see “Bond” below).

The Company made voluntary prepayments of €600 million on the Term Loan, paying €300 million in September 2016 and €300 million in December 2016. Also in December 2016, the Company and FFS Inc made mandatory scheduled payments of €92 million and $9 million, respectively.

In June 2017, the Company and FFS Inc made mandatory scheduled payments on the Term Loan of €92 million and $9 million, respectively.

At June 30, 2017 and at December 31, 2016 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group.

Other borrowings from banks

Other borrowings from banks mainly relate to financial liabilities of FFS Inc to support the financial services operations, and in particular €31 million (€24 million at December 31, 2016) relating to a $100 million U.S. Dollar denominated credit facility that was entered into on November 17, 2015, the proceeds of which were fully drawn down in 2015 and used to repay financial liabilities with FCA in the United States. The credit facility was renewed in December 2016 for an additional 12 months. Other borrowings from banks also includes €10 million at June 30, 2017 (€13 million at December 31, 2016) relating to various short and medium term credit facilities, which are primarily related to investments in research and development.

Bond

On March 16, 2016, the Company issued a 1.5 percent coupon bond due 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490.7 million after the debt discount and issuance costs. The net proceeds were used, together with additional cash held by the Company, to fully repay the €500 million Bridge Loan under the Facility. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at June 30, 2017 includes accrued interest of €2.2 million (€5.9 million at December 31, 2016).

Securitizations

In 2016 FFS Inc pursued a strategy of self-financing, further reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions.

On January 19, 2016, FFS Inc performed a revolving securitization program for funding of up to $250 million by pledging retail financial receivables in the United States as collateral. On December 16, 2016 the funding limit of the program was increased to $275 million and on July 14, 2017, the funding limit of the program was increased to $325 million. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 70 basis points. Proceeds from the first sale of financial receivables were $242 million and were primarily used to repay intercompany loans. The securitization agreement requires the maintenance of an interest rate cap.

On October 20, 2016, FFS Inc performed a revolving securitization program for funding of up to $200 million by pledging leasing financial receivables in the United States as collateral. On April 21, 2017 the funding limit of the program was increased to $225 million. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 70 basis points. Proceeds from the first sale of financial receivables were $175 million and were primarily used to repay the $150 million U.S. Dollar denominated credit facility. The securitization agreement requires the maintenance of an interest rate cap.

On December 28, 2016, FFS Inc performed a revolving securitization program for funding of up to $120 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 150 basis points. Proceeds from the first sale of financial receivables were $64 million and were primarily used to partially repay the $100 million U.S. Dollar denominated credit facility. The securitization agreement does not require an interest rate cap.

Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the funding. Such cash amounted to €25 million at June 30, 2017 (€19 million at December 31, 2016).

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group's financial performance and to compare the Group's financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio, which is the change in our receivables from financing activities. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the six months ended June 30, 2017 and 2016.

	For the six months ended June 30,
	2017	2016
	(€ million)
Cash flows from operating activities	275	316
Cash flows used in investing activities	(146)	(157)
Free Cash Flow	129	159
Change in the self-liquidating financial receivables portfolio	34	14
Free Cash Flow from Industrial Activities	163	173

Cash flows used in investing activities for the six months ended June 30, 2017 are net of €8 million proceeds from exercising the Delta Topco option.

Free Cash Flow for the six months ended June 30, 2017 was €129 million, a decrease of €30 million compared to €159 million for the six months ended June 30, 2016. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

Free Cash Flow from Industrial Activities for the six months ended June 30, 2017 was €163 million, a decrease of €10 million compared to €173 million for the six months ended June 30, 2016. The decrease in Free Cash Flow from Industrial Activities was primarily attributable to negative impact from net working capital due to volume growth, tax payments (full year 2016 balance and full year 2017 first advance), and a lack of contribution from advances for the LaFerrari Aperta, partially offset by an increase in Adjusted EBITDA.

2017 Outlook Confirmed

•Shipments: ~8,400 including supercars

•	Net revenues: >€3.3 billion

•	Adjusted EBITDA: > €950 million

•	Net Industrial Debt : ~€500 million including a cash distribution to the holders of common shares and excluding potential share repurchases

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three and six months ended June 30, 2017 and 2016
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2017	2016	2017	2016
		(€ thousand)
Net revenues	6	920,442	810,611	1,741,042	1,486,064
Cost of sales	7	458,223	421,029	855,916	754,026
Selling, general and administrative costs	8	91,633	94,335	164,210	154,758
Research and development costs	9	162,784	146,833	334,947	305,027
Other expenses, net	10	6,646	2,269	8,276	4,859
Result from investments	11	611	—	1,213	—
EBIT		201,767	146,145	378,906	267,394
Net financial expenses	12	(13,275)	(5,019)	(16,813)	(13,974)
Profit before taxes		188,492	141,126	362,093	253,420
Income tax expense	13	52,715	43,270	102,110	77,969
Net profit		135,777	97,856	259,983	175,451
Net profit/(loss) attributable to:
Owners of the parent		135,938	97,643	259,604	174,980
Non-controlling interests		(161)	213	379	471

Basic and diluted earnings per common share (€)	14	0.72	0.52	1.37	0.93

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2017 and 2016
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2017	2016	2017	2016
		(€ thousand)
Net profit		135,777	97,856	259,983	175,451
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains on cash flow hedging instruments	21	34,039	2,101	47,671	62,507
Exchange differences on translating foreign operations	21	(9,822)	5,033	(10,649)	(145)
Related tax impact	21	(9,497)	(660)	(13,300)	(19,611)
Total items that may be reclassified to the consolidated income statement in subsequent periods		14,720	6,474	23,722	42,751
Total other comprehensive income, net of tax	21	14,720	6,474	23,722	42,751
Total comprehensive income		150,497	104,330	283,705	218,202
Total comprehensive income/(loss) attributable to:
Owners of the parent		150,899	104,117	283,597	217,962
Non-controlling interests		(402)	213	108	240

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2017 and at December 31, 2016
(Unaudited)

	Note	At June 30, 2017	At December 31, 2016
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	15	369,586	354,394
Property, plant and equipment	16	676,278	669,283
Investments and other financial assets	17	28,864	33,935
Deferred tax assets		116,472	119,357
Total non-current assets		1,976,382	1,962,151
Inventories	18	380,331	323,998
Trade receivables	19	251,435	243,977
Receivables from financing activities	19	760,775	790,377
Current tax receivables	19	2,364	1,312
Other current assets	19	86,706	53,729
Current financial assets	20	23,171	16,276
Cash and cash equivalents		422,890	457,784
Total current assets		1,927,672	1,887,453
Total assets		3,904,054	3,849,604

Equity and liabilities
Equity attributable to owners of the parent		510,138	324,995
Non-controlling interests		4,918	4,810
Total equity	21	515,056	329,805

Employee benefits		85,587	91,024
Provisions	23	211,818	215,227
Deferred tax liabilities		12,567	13,111
Debt	24	1,754,668	1,848,041
Other liabilities	25	672,369	656,275
Other financial liabilities	20	499	39,638
Trade payables	26	603,189	614,888
Current tax payables		48,301	41,595
Total equity and liabilities		3,904,054	3,849,604

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the six months ended June 30, 2017 and 2016
(Unaudited)

	For the six months ended June 30,
	2017	2016 (*)
	(€ thousand)
Cash and cash equivalents at beginning of the period	457,784	182,753
Cash flows from operating activities:
Profit before taxes	362,093	253,420
Amortization and depreciation	133,236	118,101
Provision accruals	16,560	24,802
Result from investments	(1,213)	—
Net finance costs	16,813	13,974
Other non-cash expenses/(income)	32,716	(9,554)
Net gains on disposal of property, plant and equipment and intangible assets	(1,834)	(754)
Change in inventories	(65,702)	(22,551)
Change in trade receivables	(10,980)	(73,847)
Change in trade payables	14,896	69,243
Change in receivables from financing activities	(33,610)	(13,920)
Change in other operating assets and liabilities	(55,951)	25,826
Finance income received	3,653	952
Finance costs paid	(25,715)	(14,255)
Income tax paid	(109,978)	(54,721)
Total	274,984	316,716
Cash flows used in investing activities:
Investments in property, plant and equipment	(78,574)	(70,154)
Investments in intangible assets	(77,236)	(90,020)
Proceeds from the sale of property, plant and equipment and intangible assets	1,833	2,758
Proceeds from exercising the Delta Topco option	8,307	—
Total	(145,670)	(157,416)
Cash flows (used in)/from financing activities:
Repayment of Term Loan	(99,670)	—
Repayment of Bridge Loan	—	(500,000)
Net change in other borrowings from banks	6,618	(6,156)
Proceeds from securitizations net of repayments	62,549	224,133
Proceeds from bond	—	490,729
Net change in deposits in cash management pools and financial liabilities with FCA Group	—	135,275
Net change in other debt	(12,138)	17,214
Change in equity	—	1,384
Cash distribution of reserves	(114,738)	(86,905)
Dividends paid to non-controlling interest	—	(13,731)
Total	(157,379)	261,943
Translation exchange differences	(6,829)	1,173
Total change in cash and cash equivalents	(34,894)	422,416
Cash and cash equivalents at the end of the period included within assets held for sale	—	(19,877)
Cash and cash equivalents at end of the period	422,890	585,292
(*) Starting from 2017, the Company has disclosed separately finance income received and finance costs paid on the interim consolidated statement of cash flows. The comparative information for the six months ended June 30, 2016 has been reclassified accordingly. This did not affect any of the sub-totals presented on the interim consolidated statement of cash flows.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2017 and 2016
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2015	3,778	(12,127)	(52,923)	42,571	(6,422)	(25,123)	5,720	(19,403)
Net profit	—	174,980	—	—	—	174,980	471	175,451
Other comprehensive income/(loss)	—	—	42,896	86	—	42,982	(231)	42,751
Cash distribution of reserves	—	(86,905)	—	—	—	(86,905)	—	(86,905)
Dividends to non-controlling interests	—	—	—	—	—	—	(1,732)	(1,732)
Separation (1)	(1,274)	1,496	—	—	—	222	—	222
At June 30, 2016	2,504	77,444	(10,027)	42,657	(6,422)	106,156	4,228	110,384

(1)	Reflects the effects of the Separation. See Note 21 “Equity” for additional details.

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2016	2,504	302,336	(18,780)	46,823	(7,888)	324,995	4,810	329,805
Net profit	—	259,604	—	—	—	259,604	379	259,983
Other comprehensive income/(loss)	—	—	34,371	(10,378)	—	23,993	(271)	23,722
Cash distribution of reserves	—	(119,985)	—	—	—	(119,985)	—	(119,985)
Share based compensation	—	21,531	—	—	—	21,531	—	21,531
At June 30, 2017	2,504	463,486	15,591	36,445	(7,888)	510,138	4,918	515,056

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

Background

Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 170 authorized dealers operating 188 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 17 Ferrari-owned stores and 30 franchised stores (including 8 Ferrari Store Junior), as well as on the Group’s website. To facilitate the sale of new and used cars, the Group provides various forms of financing, through cooperation and other agreements, to both clients and dealers. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of Ferrari marketing and promotion activities and an important source of innovation supporting the technological advancement of Ferrari sport and street cars.

Fiat S.p.A. (merged with and into Fiat Chrysler Automobiles N.V. in October 2014, Fiat S.p.A. and Fiat Chrysler Automobiles are defined as “FCA” as the context requires and together with their subsidiaries the “FCA Group”) acquired 50 percent of Ferrari S.p.A. in 1969, and over time expanded this shareholding to 90 percent ownership, while the remaining 10 percent non-controlling interest was owned by Piero Ferrari.

On October 29, 2014, Fiat Chrysler Automobiles N.V. (“FCA”) announced its intention to separate Ferrari S.p.A. from FCA. The separation was completed on January 3, 2016 and occurred through a series of transactions (together defined as the “Separation”) including (i) an intra-group restructuring which resulted in the Company’s acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to its shareholders. After the Separation, which took place on January 3, 2016, Ferrari operates as an independent, publicly traded company.

The transactions described above in (i), (ii) (referred to collectively as the “Restructuring”) and (iii) were completed in October 2015. The remaining steps of the Separation were completed between January 1 and January 3, 2016 through two consecutive demergers followed by a merger under Dutch law. As part of the Separation a new entity, FE New N.V., was created. Pursuant to the demergers the shares in the Company held by FCA were ultimately transferred to FE New N.V., with FE New N.V. issuing shares in its capital to the shareholders of FCA. In connection with the demergers, the mandatory convertible security holders of FCA also received shares in FE New N.V. On completion of the Separation the Company was merged with and into FE New N.V. and FE New N.V. was renamed Ferrari N.V.

Following the Separation and at June 30, 2017 the fully paid up share capital of the Company was €2,504 thousand, consisting of 193,923,499 common shares and 56,497,618 special voting shares, all with a nominal value of €0.01. At June 30, 2017, the Company held 4,970,281 common shares and 3,930 special voting shares in treasury, while at December 31, 2016 the Company held 5,000,000 common shares and 2,930 special voting shares. The decrease in common shares held in treasury reflects the granting of shares to Non-Executive Directors as part of their directors’ compensation.

Following the completion of the Separation, on January 4, 2016 the Company also completed the listing of its common shares on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana, under the ticker symbol RACE.

References to the Company in these interim condensed consolidated financial statements refer to Ferrari N.V. (formerly named FE New N.V.) following the Separation and to Ferrari N.V.’s predecessor (formerly named New Business Netherlands N.V.), prior to the completion of the Separation.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on August 2, 2017, and have been prepared in accordance with IAS 34 - Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2016 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2016, except as described in the paragraphs “Share-based compensation” and “New standards and amendments effective from January 1, 2017”.

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, unless in the event of significant market fluctuation, plan amendments or curtailments and settlements.
Share-based compensation
The Group has implemented an equity incentive plan that provides for the granting of share-based compensation to the Chief Executive Officer, all other members of the Group Executive Council (“GEC”) and key leaders. The equity incentive plan is accounted for in accordance with IFRS 2 - Share-based Payment, which requires the Company to recognize share-based compensation expense based on fair value of awards granted. Compensation expense for the equity-settled awards containing market performance conditions is measured at the grant date fair value of the award using the Monte Carlo simulation model, which requires the input of subjective assumptions, including the expected volatility of the Company’s common stock, the dividend yield, interest rates and a correlation coefficient between the common stock and the relevant market index. The fair value of the awards which are conditional only on a recipient’s continued service to the Company is measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period.

Share-based compensation expense is recognized over the service period within selling, general and administrative costs or cost of sales in the consolidated income statement depending on the function of the employee, with an offsetting increase to equity.

New standards and amendments effective from January 1, 2017

The following new standards and amendments that are applicable from January 1, 2017 were adopted by the Group for the preparation of these Interim Condensed Consolidated Financial Statements.

•
The Group adopted the amendments to IAS 12 - Income Taxes. The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. Specifically, the amendments clarify the requirements on recognition of deferred tax assets for unrealized losses in order to address diversity in practice. There was no effect from the adoption of these amendments.

•
The Group adopted the amendments to IAS 7 - Statement of Cash Flows, which requires companies to provide information about changes in their financing liabilities. The amendments are aimed at improving disclosures so that users of financial statements are better able to understand the changes in a company’s debt, including changes from cash flows and non-cash changes. There was no effect from the adoption of these amendments.

New standards, amendments and interpretations not yet effective
The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2018 or subsequent years are listed below:

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive. This new revenue recognition model defines a five step process to achieve this objective. The updated guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In April 2016, the IASB issued amendments to the standard which do not change the underlying principles of the standard, but clarify how those principles should be applied. The amendments clarify how to identify a performance obligation in a contract, determine whether a company is a principal or an agent and determine whether the revenue from granting a license should be recognized at a point in time or over time. The amendments also provide two additional reliefs to reduce cost and complexity. The standard and amendments are effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Group is currently evaluating the method of implementation and quantifying the impact of adoption, however based on currently available information, the Group does not expect a material impact from the adoption of this standard and related amendments.

    In July 2014 the IASB issued IFRS 9 - Financial Instruments. The improvements introduced by the new standard include a logical approach for classification and measurement of financial instruments driven by cash flow characteristics and the business model in which an asset is held, a single “expected loss” impairment model for financial assets and a substantially reformed approach for hedge accounting. The standard is effective, retrospectively with limited exceptions, for annual periods beginning on or after January 1, 2018 with earlier application permitted. The Group is currently evaluating the method of implementation and impact of adoption.

In January 2016, the IASB issued IFRS 16 - Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and, instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of lease assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 with early adoption allowed only if IFRS 15 - Revenue from Contracts with Customers is also applied. The Group is currently evaluating the method of implementation and impact of adoption.

In June 2016, the IASB issued amendments to IFRS 2 - Share-Based Payment, which provide requirements on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Group is currently evaluating the method of implementation and impact.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014 - 2016 Cycle, which has amendments to three Standards: IFRS 12 - Disclosure of Interests in Other Entities (effective date of January 1, 2017), IFRS 1- First-time Adoption of International Financial Reporting Standards (effective date of January 1, 2018) and IAS 28 - Investments in Associates and Joint Ventures (effective date of January 1, 2018). The amendments clarify, correct or remove redundant wording in the related IFRS Standard and are not expected to have a material impact upon adoption.

In December 2016, the IASB issued IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The interpretation is effective January 1, 2018. The Group is currently evaluating the method of implementation and impact of adoption.

Scope of consolidation

There were no changes to the scope of consolidation during the six months ended June 30, 2017.

On December 30, 2016, a new fully owned subsidiary, Ferrari (HK) Limited, was incorporated in Hong Kong following the Group’s decision to directly manage the importation of Ferrari cars in Hong Kong.

On November 17, 2016 the Group constituted Ferrari Auto Securitization Transaction - Select, LLC to perform a securitization program in the United States. Ferrari Auto Securitization Transaction - Select, LLC was not operating until December 2016.

On November 7, 2016, Ferrari and FCA Bank finalized an agreement to provide financial services in Europe, under which FCA Bank acquired a majority stake in FFS GmbH from Ferrari for a purchase price of €18,595 thousand, which was received upon sale. In addition to the purchase price, as a result of the funding of FFS GmbH being directly provided by FCA Bank, which is the consolidating entity of FFS GmbH following the transaction, the Group also received cash of €431,958 thousand. Upon completion of the transaction, FFS GmbH was deconsolidated and the 49.9 percent interest in FFS GmbH retained by Ferrari is accounted for using the equity method.

On July 21, 2016 and August 4, 2016 the Group constituted, respectively, Ferrari Financial Services Titling Trust (“FFS Titling Trust”) and Ferrari Auto Securitization Transaction Lease, LLC (“FAST Lease, LLC”) to perform securitization programs in the United States. Both FFS Titling Trust and FAST Lease, LLC were not operating until October 2016.

On April 30, 2016, the liquidation process of Ferrari Financial Services KK (“FFS KK”), which commenced in February 2016, was completed. The liquidation follows the disposal of the financial services portfolio in Japan in November 2015. As a result of the liquidation, FFS KK is no longer included in the scope of consolidation.

On January 19, 2016, Ferrari Financial Services Inc. (“FFS Inc”) performed its first securitization program of retail financial receivables in the United States. The program was executed through Ferrari Auto Securitization Transaction LLC (“FAST”), a special purpose vehicle formed for the purpose of the securitization. Based on the technical analysis performed, FFS Inc has control over FAST through contractual terms that allow it to direct the relevant activities of FAST’s business. Therefore, starting from such date, FAST is included in the scope of consolidation of the Group.

4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including credit risk, liquidity risk and financial market risk (relating mainly to foreign currency exchange rates and interest rates). The Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the preparation of the annual consolidated financial statements. For a detailed description of this information for the Group, reference should be made to Note 30 of the Consolidated Financial Statements at and for the year ended December 31, 2016.

5. OTHER INFORMATION
The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2017		2016
	Average for the six months ended June 30,	At June 30,	Average for the six months ended June 30,	At June 30,	At December 31,
U.S. Dollar	1.0830	1.1412	1.1159	1.1102	1.0541
Pound Sterling	0.8606	0.8793	0.7789	0.8265	0.8562
Swiss Franc	1.0766	1.0930	1.0960	1.0867	1.0739
Japanese Yen	121.7804	127.7500	124.4214	114.0500	123.4000
Chinese Yuan	7.4448	7.7385	7.2962	7.3755	7.3202
Australian Dollar	1.4364	1.4851	1.5217	1.4929	1.4596
Canadian Dollar	1.4453	1.4785	1.4844	1.4384	1.4188
Singapore Dollar	1.5208	1.5710	1.5399	1.4957	1.5234
Hong Kong Dollar	8.4199	8.9068	8.6683	8.6135	8.1751

6. NET REVENUES
Net revenues are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
	(€ thousand)
Revenues from:
Cars and spare parts	669,030	588,669	1,250,267	1,069,638
Engines	100,566	70,862	204,392	128,130
Sponsorship, commercial and brand	123,645	117,107	246,260	235,214
Other	27,201	33,973	40,123	53,082
Total net revenues	920,442	810,611	1,741,042	1,486,064
Other primarily includes interest income generated by financial services activities and net revenues from the management of the Mugello racetrack.

7. COST OF SALES
Cost of sales for the three months ended June 30, 2017 and 2016 amounted to €458,223 thousand and €421,029 thousand, respectively, and for the six months ended June 30, 2017 and 2016 amounted to €855,916 thousand and €754,026 thousand, respectively, comprising mainly of expenses incurred in the manufacturing and distribution of cars and spare parts, including the engines sold to Maserati and rented to other Formula 1 racing teams, of which cost of materials, components and labor costs are the most significant elements. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment of the car.
Cost of sales for the three and six months ended June 30, 2016 includes €9,950 thousand related to the charges for Takata airbag inflator recalls.
Interest and other financial expenses from financial services activities included within cost of sales for the three months ended June 30, 2017 and 2016 amounted to €4,529 thousand and €6,298 thousand, respectively, and for the six months ended June 30, 2017 and 2016 amounted to €9,089 thousand and €10,492 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

General and administrative costs for the three months ended June 30, 2017 and 2016 amounted to €37,706 thousand and €47,107 thousand, respectively, and and for the six months ended June 30, 2017 and 2016 amounted to €79,396 thousand and €80,711 thousand, respectively, consisting mainly of administrative expenses and other general expenses that are not directly attributable to sales, manufacturing or research and development functions.

Selling costs for the three months ended June 30, 2017 and 2016 amounted to €53,927 thousand and €47,228 thousand, respectively, and for the six months ended June 30, 2017 and 2016 amounted to €84,814 thousand and €74,047 thousand, respectively, comprising mainly of marketing and events expenses, as well as sales personnel costs. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and customer events for the launch of new models and sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

9. RESEARCH AND DEVELOPMENT COSTS
Research and development costs are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
	(€ thousand)
Research and development costs expensed during the period	134,078	120,226	279,932	255,168
Amortization of capitalized development costs	28,706	26,607	55,015	49,859
Total research and development costs	162,784	146,833	334,947	305,027
The main component of research and development costs during the period related to research and development expenses to support the innovation of our product range and components, in particular, in relation to hybrid technology and Formula 1 developments, as well as amortization of capitalized development costs.
In 2016, the U.S. National Highway Traffic Safety Administration (“NHTSA”) published new Visual-Manual Driver Distraction Phase II draft guidelines. These guidelines focus, among other things, on the need to modify the design of car devices and other driver interfaces to minimize driver distraction. The Group is evaluating these new guidelines and their potential impact on the Group's results of operations and financial position and determining what steps and/or countermeasures, if any, the Group will need to make.

10. OTHER EXPENSES, NET
Other expenses, net for the three months ended June 30, 2017 included other expenses of €9,570 thousand (€3,268 thousand for the three months ended June 30, 2016), mainly related to provisions and indirect taxes, partially offset by other income of €2,924 thousand (€999 thousand for the three months ended June 30, 2016), mainly related to rental income, gains on disposal of property, plant equipment and other miscellaneous income.

Other expenses, net for the six months ended June 30, 2017 included other expenses of €13,140 thousand (€8,180 thousand for the six months ended June 30, 2016), mainly related to provisions and indirect taxes, partially offset by other income of €4,864 thousand (€3,321 thousand for the six months ended June 30, 2016), mainly related to rental income, gains on disposal of property, plant equipment and other miscellaneous income.

11. RESULT FROM INVESTMENTS

Result from investments of €611 thousand and €1,213 thousand for the three and six months ended June 30, 2017 related to the Group's proportionate share of FFS GmbH's net profit. The Group sold a majority stake in FFS GmbH to FCA Bank on November 7, 2016. See Note 17 for additional details.

12. NET FINANCIAL EXPENSES

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
	(€ thousand)
Financial income
Related to:
Industrial companies (A)	722	868	5,678	1,284
Financial services companies (reported within net revenues)	9,359	15,981	18,570	31,200

Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial companies (B)	(13,997)	(5,887)	(22,491)	(15,258)
Financial services companies (reported within cost of sales)	(4,529)	(6,298)	(9,089)	(10,492)

Net financial expenses relating to industrial companies (A - B)	(13,275)	(5,019)	(16,813)	(13,974)
Net financial expenses for the three and six months ended June 30, 2017 primarily include foreign currency exchange rate differences and expenses from derivative financial instruments, as well as interest expenses. In particular interest expenses relate to the Term Loan, and for the three months ended March 31, 2016, the Bridge Loan which was fully repaid in March 2016, as well as interest expenses on other bank borrowings and the bond issued in March 2016. See Note 24 “Debt”.

Net financial expenses for the six months ended June 30, 2017 includes financial income related to the Delta Topco option and a gain on the fair value measurement of the Series C Liberty Formula One shares (“Liberty Shares”). See Note 17 “Investments and other financial assets”.

13. INCOME TAX EXPENSE
Income tax expense is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
	(€ thousand)
Current tax expense	48,599	47,823	117,166	86,629
Deferred tax expense / (income)	4,502	526	(14,462)	(3,528)
Taxes relating to prior periods	(386)	(5,079)	(594)	(5,132)
Total income tax expense	52,715	43,270	102,110	77,969
Income tax expense amounted to €52,715 thousand for the three months ended June 30, 2017 compared to €43,270 thousand for the three months ended June 30, 2016, and €102,110 thousand for six months ended June 30, 2017 compared to €77,969 thousand for the six months ended June 30, 2016, primarily attributable to an increase in profit before taxes, partially offset by the combined effects of a reduction in the Italian corporate income tax rate from 27.5 percent to 24.0 percent, effective from 2017, and additional deductions related to eligible research and development costs and on depreciation of fixed assets, in accordance with changes in tax regulations in Italy.

Income tax expense has been calculated based on the tax rate expected for the full financial year. The effective tax rate (net of IRAP) for the six months ended June 30, 2017 was 24.7 percent compared to 26.7 percent for the six months ended June 30, 2016.

IRAP (current and deferred) for the six months ended June 30, 2017 and 2016 amounted to €12,657 thousand and €10,257 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the six months ended June 30, 2017 and 2016, respectively.

Deferred tax assets and liabilities of the individual consolidated companies are offset within the interim consolidated statement of financial position where these may be offset.

14. EARNINGS PER SHARE
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended June 30,		For the six months ended June 30,
		2017	2016	2017	2016
Profit attributable to owners of the Company	€ thousand	135,938	97,643	259,604	174,980
Weighted average number of common shares	thousand	188,953	188,923	188,949	188,923
Basic earnings per common share		€0.72	0.52	1.37	0.93

Diluted earnings per share
For the three and six months ended June 30, 2016 there were no potentially dilutive instruments. For the three and six months ended June 30, 2017 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of (i) the potential common shares that would be issued under the equity incentive plan and (ii) the potential common shares that would be issued for the Non-Executive Directors' compensation agreement. See Note 22 for additional details on the equity incentive plan. The following table provides the amounts used in the calculation of diluted earnings per share for the three and six months ended June 30, 2017 and 2016:

		For the three months ended June 30,		For the six months ended June 30,
		2017	2016	2017	2016
Profit attributable to owners of the Company	€ thousand	135,938	97,643	259,604	174,980
Weighted average number of common shares for diluted earnings per common share	thousand	189,759	188,923	189,759	188,923
Diluted earnings per common share		€0.72	0.52	1.37	0.93

15. INTANGIBLE ASSETS

	Balance at December 31, 2016	Additions	Disposals	Amortization	Translation differences	Balance at June 30, 2017
	(€ thousand)
Intangible assets	354,394	77,236	—	(61,984)	(60)	369,586
Additions of €77,236 thousand for the six months ended June 30, 2017 primarily related to externally acquired and internally generated development costs for new and existing models.

16. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2016	Additions	Disposals	Depreciation	Translation differences	Balance at June 30, 2017
	(€ thousand)
Property, plant and equipment	669,283	78,574	—	(71,252)	(327)	676,278
Additions of €78,574 thousand for the six months ended June 30, 2017 were mainly comprised of additions to plant, machinery and equipment, as well as advances and assets under construction.

At June 30, 2017, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €48,660 thousand (€49,614 thousand at December 31, 2016).

17. INVESTMENTS AND OTHER FINANCIAL ASSETS
The composition of investments and other financial assets is as follows:

	At June 30, 2017	At December 31, 2016
	(€ thousand)
Investments accounted for using the equity method	22,161	20,948
Delta Topco option	—	11,967
Other securities and financial assets	6,703	1,020
Total investments and other financial assets	28,864	33,935

Investments accounted for using the equity method
Investments accounted for using the equity method relate to the Group's investment in FFS GmbH. In particular, on November 7, 2016, Ferrari and FCA Bank finalized an agreement to provide financial services in Europe, under which FCA Bank acquired a majority stake in FFS GmbH from Ferrari for a purchase price of €18,595 thousand, which was received upon sale. In addition to the purchase price, as a result of the funding of FFS GmbH being directly provided by FCA Bank, which is the consolidating entity of FFS GmbH following the transaction, the Group also received cash of €431,958 thousand.
Upon completion of the transaction, FFS GmbH was deconsolidated and the 49.9 percent interest in FFS GmbH retained by the Group is accounted for using the equity method.
Changes in the investments accounted for using the equity method during the period were as follows:

(€ thousand)
Balance at January 1, 2017	20,948
Proportionate share of net profit for the period from January 1, 2017 to June 30, 2017	1,213
Balance at June 30, 2017	22,161

Delta Topco option
The Group was granted an option to purchase a fixed number of shares in Delta Topco for a fixed price on the occurrence of certain events. Delta Topco was a company belonging to the Formula 1 Group (the group responsible for the promotion of the Formula 1 World Championship).
The Group exercised the Delta Topco option as a result of the sale of Delta Topco to Liberty Media Corporation, which was completed on January 23, 2017. On February 22, 2017, the Group received (i) €10,878 thousand in cash (including €2,571 thousand of previously undistributed dividends), (ii) approximately 145 thousand Liberty Shares, which were initially recognized at cost of €2,887 thousand (based on the original underlying agreement), and (iii) €851 thousand of Liberty Media exchangeable notes in relation to the Delta Topco option.
Other securities and financial assets
Other securities and financial assets primarily include the Liberty Shares and Liberty Media exchangeable notes obtained as a result of exercising the Delta Topco option. The Liberty Shares are measured at fair value which amounted to €4,845 thousand at June 30, 2017. The Liberty Media exchangeable notes are measured at amortized cost which amounted to €851 thousand at June 30, 2017.

18. INVENTORIES

	At June 30, 2017	At December 31, 2016
	(€ thousand)
Raw materials	100,427	95,594
Semi-finished goods	93,079	72,472
Finished goods	186,825	155,932
Total inventories	380,331	323,998
The amount of inventory writedowns recognized as an expense within cost of sales was €4,067 thousand and €1,221 thousand for the six months ended June 30, 2017 and 2016, respectively.

19. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At June 30, 2017	At December 31, 2016
	(€ thousand)
Receivables from financing activities	760,775	790,377
Trade receivables	251,435	243,977
Current tax receivables	2,364	1,312
Other current assets	86,706	53,729
Total	1,101,280	1,089,395
Receivables from financing activities
Receivables from financing activities are as follows:

	At June 30, 2017	At December 31, 2016
	(€ thousand)
Client financing	731,362	758,679
Dealer financing	29,413	31,698
Total	760,775	790,377

20. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At June 30, 2017	At December 31, 2016
	(€ thousand)
Financial derivatives	18,898	10,388
Other financial assets	4,273	5,888
Current financial assets	23,171	16,276

Current financial assets and other financial liabilities mainly relate to foreign exchange derivatives. The following table provides the analysis of derivative assets and liabilities at June 30, 2017 and December 31, 2016.

	At June 30, 2017		At December 31, 2016
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency forwards	18,127	(414)	8,160	(39,580)
Total cash flow hedges	18,127	(414)	8,160	(39,580)
Other foreign exchange derivatives	510	(85)	1,548	(58)
Interest rate caps	261	—	680	—
Other financial assets/(liabilities)	18,898	(499)	10,388	(39,638)
Other foreign exchange derivatives relate to foreign currency forwards which do not meet the requirements to be recognized as cash flow hedges. Interest rate caps relate to derivative instruments we are required to enter into as part of certain of our securitization agreements.
21. EQUITY
Share capital
Following the Separation and at June 30, 2017 the fully paid up share capital of the Company was €2,504 thousand, consisting of 193,923,499 common shares and 56,497,618 special voting shares, all with a nominal value of €0.01. At June 30, 2017, the Company held 4,970,281 common shares and 3,930 special voting shares in treasury, while at December 31, 2016 the Company held 5,000,000 common shares and 2,930 special voting shares in treasury. The decrease in common shares held in treasury reflects the granting of shares to Non-Executive Directors as part of their directors’ compensation.
The loyalty voting structure

The purpose of the loyalty voting structure is to reward ownership of the Company's common shares and to promote stability of the Company's shareholder base by granting long-term shareholders of the Company with special voting shares. Following the Separation, Exor N.V. (“Exor”) and Piero Ferrari participate in the Company's loyalty voting program and, therefore, effectively hold two votes for each of the common shares they hold. Investors who purchased common shares in the initial public offering may elect to participate in the loyalty voting program by registering their common shares in the loyalty share register and holding them for three years. The loyalty voting program will be effected by means of the issue of special voting shares to eligible holders of common shares. Each special voting share entitles the holder to exercise one vote at the Company’s shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation.

Retained earnings and other reserves

Retained earnings and other reserves includes the share premium reserve of €5,768,544 thousand at June 30, 2017 (€5,888,529 thousand at December 31, 2016). The share premium reserve originated from the issuance of common shares pursuant to the Restructuring and from a share premium contribution of €1,162 thousand made by FCA in 2015 and received in 2016. The reserve was subsequently reduced in 2016 and 2017 for cash distributions approved to shareholders.

At June 30, 2017, the Company has recognized a cumulative amount of €21,134 thousand as an increase to other reserves for the PSU awards and RSU awards under the Group's equity incentive plan. See Note 22.

Equity-settled Non-Executive Directors’ compensation amounted to €397 thousand for the six months ended June 30, 2017 and was recognized as an increase to other reserves.

Other comprehensive income

The following table presents other comprehensive income:

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
	(€ thousand)
Gains/(Losses) on cash flow hedging instruments arising during the period	40,459	(16,119)	45,002	11,016
Gains on cash flow hedging instruments reclassified to the consolidated income statement	(6,420)	18,220	2,669	51,491
Gains on cash flow hedging instruments	34,039	2,101	47,671	62,507
Exchange differences on translating foreign operations arising during the period	(9,822)	5,033	(10,649)	(145)
Total items that may be reclassified to the consolidated income statement in subsequent periods	24,217	7,134	37,022	62,362
Total other comprehensive income	24,217	7,134	37,022	62,362
Related tax impact	(9,497)	(660)	(13,300)	(19,611)
Total other comprehensive income, net of tax	14,720	6,474	23,722	42,751
Gains on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.
The tax effects relating to other comprehensive income are as follows:

	For the six months ended June 30,
	2017			2016
	Pre-tax balance	Tax expense	Net balance	Pre-tax balance	Tax expense	Net balance
	(€ thousand)
Gains on cash flow hedging instruments	47,671	(13,300)	34,371	62,507	(19,611)	42,896
Exchange losses on translating foreign operations	(10,649)	—	(10,649)	(145)	—	(145)
Total other comprehensive income	37,022	(13,300)	23,722	62,362	(19,611)	42,751

22. SHARE-BASED COMPENSATION
Following the approval of the equity incentive plan by the Board of Directors on March 1, 2017, on April 14, 2017 the Shareholders approved an award to the Chief Executive Officer under the Company’s equity incentive plan applicable to all GEC members and key leaders of the Company. Under the Company’s equity incentive plan, a total number of approximately 687 thousand performance share units (“PSUs”) and a total number of approximately 119 thousand restricted share units (“RSUs”) have been awarded. The grants of the PSUs and the RSUs, which each represent the right to receive one common share of the Company, cover a five-year performance period from 2016 to 2020, consistent with the Company’s strategic horizon.
At June 30, 2017, the Company has recognized a cumulative amount of €21,134 thousand as an increase to other reserves in equity for the PSU awards and RSU awards, and had unrecognized compensation expense of approximately €33,096 thousand. This expense will be recognized over the remaining vesting period until 2020.

None of the PSU awards or RSU awards were forfeited and none of the outstanding PSU awards or RSU awards had vested at June 30, 2017.

23. PROVISIONS
Provisions are as follows:

	At June 30, 2017	At December 31, 2016
	(€ thousand)
Warranty and recall campaigns provision	128,468	122,411
Legal proceedings and disputes	50,999	45,336
Other risks	32,351	47,480
Total provisions	211,818	215,227
The provision for other risks are related to disputes and matters which are not subject to legal proceedings, including contract related disputes with suppliers, employees and other parties.
Movements in provisions are as follows:

	Balance at December 31, 2016	Additional provisions	Utilization	Translation differences and other movements	Balance at June 30, 2017
	(€ thousand)
Warranty and recall campaigns provision	122,411	14,578	(8,174)	(347)	128,468
Legal proceedings and disputes	45,336	6,082	(471)	52	50,999
Other risks	47,480	5,158	(19,020)	(1,267)	32,351
Total provisions	215,227	25,818	(27,665)	(1,562)	211,818
Utilization of the provision for other risks includes the reversal of a provision relating to a dispute with a distributor.
24. DEBT

	Balance at December 31, 2016	Proceeds from borrowings	Repayments of borrowings	Interest accrued and other	Translation differences	Balance at June 30, 2017
	(€ thousand)
Borrowings from banks	836,886	9,391	(102,443)	680	(7,303)	737,211
Bond	497,614	—	—	(3,112)	—	494,502
Securitizations	485,670	104,878	(42,329)	72	(40,705)	507,586
Other debt	27,871	12,977	(25,115)	—	(364)	15,369
Total debt	1,848,041	127,246	(169,887)	(2,360)	(48,372)	1,754,668

Borrowings from banks
The Group’s borrowings from banks are as follows:

	At June 30, 2017	At December 31, 2016
	(€ thousand)
Term Loan	695,970	800,434
Other borrowings from banks	41,241	36,452
Total	737,211	836,886

The Facility

On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of ten banks (the “Facility”). The Facility comprises a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

In December 2015 the Bridge Loan and Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA, including the FCA Note that originated as a result of the Restructuring. At December 31, 2015, the Bridge Loan was fully drawn down by the Company, whilst €1,425 million of the Term Loan was drawn down by the Company and the remaining €75 million was drawn down by FFS Inc.

In March 2016, the Bridge Loan was subsequently fully repaid, primarily using the proceeds from the bond (see “Bond” below).

The Company made voluntary prepayments of €600 million on the Term Loan, paying €300 million in September 2016 and €300 million in December 2016. Also in December 2016, the Company and FFS Inc. made mandatory scheduled payments of €92 million and $9 million, respectively.

In June 2017, the Company and FFS Inc made mandatory scheduled payments on the Term Loan of €92 million and $9 million, respectively.

At June 30, 2017 and December 31, 2016 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group.

Other borrowings from banks

Other borrowings from banks mainly relate to financial liabilities of FFS Inc to support the financial services operations, and in particular €30,750 thousand (€23,745 thousand at December 31, 2016) relating to a $100 million U.S. Dollar denominated credit facility that was entered into on November 17, 2015, the proceeds of which were fully drawn down in 2015 and used to repay financial liabilities with FCA in the United States. The credit facility was renewed in December 2016 for an additional 12 months. Other borrowings from banks also includes €10,491 thousand at June 30, 2017 (€12,707 thousand at December 31, 2016) relating to various short and medium term credit facilities, which are primarily related to investments in research and development.

Bond

On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand after the debt discount and issuance costs. The net proceeds together with additional cash held by the Company, were used to fully repay the €500,000 thousand Bridge Loan under the Facility. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at June 30, 2017 includes accrued interest of €2,188 thousand (€5,938 thousand at December 31, 2016).

Securitizations

In 2016 FFS Inc pursued a strategy of self-financing, further reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions.
On January 19, 2016, FFS Inc performed a revolving securitization program for funding of up to $250 million by pledging retail financial receivables in the United States as collateral. On December 16th, 2016, the funding limit of the program was increased to $275 million and on July 14, 2017, the funding limit of the program was increased to $325 million. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 70 basis points. Proceeds from the first sale of financial receivables were $242 million and were primarily used to repay intercompany loans. The securitization agreement requires the maintenance of an interest rate cap.

On October 20, 2016, FFS Inc performed a revolving securitization program for funding of up to $200 million by pledging leasing financial receivables in the United States as collateral. On April 21, 2017 the funding limit of the program was increased to $225 million. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 70 basis points. Proceeds from the first sale of financial receivables were $175 million and were primarily used to repay the $150 million U.S. Dollar denominated credit facility. The securitization agreement requires the maintenance of an interest rate cap.

On December 28, 2016, FFS Inc performed a revolving securitization program for funding of up to $120 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 150 basis points. Proceeds from the first sale of financial receivables were $64 million and were primarily used to partially repay the $100 million U.S. Dollar denominated credit facility. The securitization agreement does not require an interest rate cap.

Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the funding. Such cash amounted to €25,183 thousand at June 30, 2017 (€19,411 thousand at December 31, 2016).

25. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At June 30, 2017	At December 31, 2016
	(€ thousand)
Deferred income	359,363	273,069
Advances and security deposits	125,310	229,975
Accrued expenses	92,605	61,403
Payables to personnel	25,609	36,843
Social security payables	14,322	18,559
Other	55,160	36,426
Total other liabilities	672,369	656,275
Deferred income primarily includes amounts received under the scheduled maintenance program of €164,626 thousand at June 30, 2017 and €155,121 thousand at December 31, 2016, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.
Advances and security deposits at June 30, 2017 and at December 31, 2016 primarily include advances received from clients for the purchase of special series, limited edition and supercars. Upon shipment of such cars, the advances are recognized as revenue. The decrease primarily relates to shipments of the LaFerrari Aperta.

26. TRADE PAYABLES
Trade payables of €603,189 thousand at June 30, 2017 (€614,888 thousand at December 31, 2016) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.
27. FAIR VALUE MEASUREMENT
IFRS 13 establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2017 and at December 31, 2016:

		At June 30, 2017
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		422,890	—	—	422,890
Investments and other financial assets - Liberty Shares	17	4,845	—	—	4,845
Current financial assets	20	—	18,898	—	18,898
Total assets		427,735	18,898	—	446,633
Other financial liabilities	20	—	(499)	—	(499)
Total liabilities		—	(499)	—	(499)

		At December 31, 2016
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		457,784	—	—	457,784
Investments and other financial assets - Delta Topco option	17	—	11,967	—	11,967
Current financial assets	20	—	10,388	—	10,388
Total assets		457,784	22,355	—	480,139
Other financial liabilities	20	—	39,638	—	39,638
Total liabilities		—	39,638	—	39,638
There were no transfers between fair value hierarchy levels for the periods presented.
In 2017, the Group exercised the Delta Topco option as a result of the sale of Delta Topco to Liberty Media Corporation, which was completed on January 23, 2017. Therefore the Delta Topco option was derecognized and the Group’s investment in the Liberty Shares and exchangeable notes were recognized. See Note 17.
The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment. In particular, the fair value of forward contracts, currency swaps and interest rate caps is determined by taking the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.
The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.

Assets and liabilities not measured at fair value on a recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
The following table represents carrying amount and fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At June 30, 2017		At December 31, 2016
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Receivables from financing activities	19	760,775	760,775	790,377	790,377
Total assets		760,775	760,775	790,377	790,377
Debt	24	1,754,668	1,766,143	1,848,041	1,849,000
Total liabilities		1,754,668	1,766,143	1,848,041	1,849,000
28. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the FCA Group and Exor Group, unconsolidated subsidiaries of the Group, associates and joint ventures. In addition, members of Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.

The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
Transactions with FCA Group companies

•	the sale of engines and car bodies to Maserati S.p.A. (“Maserati”) which is controlled by the FCA Group;

•	the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;

•
the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Automotive Lighting Italia S.p.A., Sistemi Sospensioni S.p.A. and Magneti Marelli Powertrain Slovakia s.r.o. (which form part of “Magneti Marelli”), which are controlled by the FCA Group;

•
transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, tax, customs and procurement of insurance coverage and sponsorship revenues for the display of FCA Group company logos on the Formula 1 cars;

•
the Group sold a portion of its trade and financial receivables to the FCA Bank Group, which is a joint venture between FCA Group and Credit Agricole. On derecognition of the asset, the difference between the carrying amount and the consideration received or receivable was recognized in cost of sales;

•
in November 2016, the Group finalized an agreement with FCA Bank to provide financial services in Europe. Under such agreement FCA Bank acquired from the Group a majority stake in FFS GmbH for a purchase price of €18,595 thousand, which the Group received upon sale. In addition to the purchase price, as a result of the funding of FFS GmbH being directly provided by FCA Bank, the Group also received cash of €431,958 thousand.

Prior to the Separation, the Group also had the following financial transactions with the FCA Group:

•	certain Ferrari financing companies obtained financing from FCA Group companies. Financial liabilities with FCA Group companies at December 31, 2015 related to the amounts owed under such facilities.

•
Ferrari Group companies participated in the FCA group-wide cash management system where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies of the FCA Group. Deposits in FCA Group cash management pools represented the Group’s participation in such pools. Deposits with FCA Group earned EURIBOR or LIBOR +15bps.

Following the Separation, these arrangements were terminated and the Group manages its liquidity and treasury function on a standalone basis.

Transactions with Exor Group companies

•	the Group incurs rental costs from Iveco Group companies related to the rental of trucks used by the Formula 1 racing team;

•	the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with other related parties

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari;

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari;

•	sponsorship agreement relating to Formula 1 activities with Philip Morris International and Ferretti S.p.A.;

•	sale of cars to certain members of the Board of Directors of Ferrari S.p.A. and Exor.
In accordance with IAS 24, transactions with related parties also include compensation to Directors, the Audit Committee and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the six months ended June 30,
	2017			2016
	Net revenues	Costs (1)	Net financial expenses	Net revenues	Costs (1)	Net financial expenses
	(€ thousand)
FCA Group companies
Maserati	170,953	1,931	—	79,093	541	—
FCA US LLC	—	29,054	—	—	15,916	—
Magneti Marelli	892	16,693	—	902	14,822	—
Other FCA Group companies	3,238	3,423	(606)	3,065	4,591	(205)
Total FCA Group companies	175,083	51,101	(606)	83,060	35,870	(205)
Exor Group companies (excluding the FCA Group)	102	44	—	100	115	—
Other related parties
COXA S.p.A.	45	3,143	—	68	3,968	—
HPE S.r.l.	—	3,246	—	—	2,478	—
Other related parties	26	—	—	6,447	—	—
Total other related parties	71	6,389	—	6,515	6,446	—
Total transactions with related parties	175,256	57,534	(606)	89,675	42,431	(205)
Total for the Group	1,741,042	1,028,402	(16,813)	1,486,064	913,643	(13,974)
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses, net.
Non-financial assets and liabilities originating from related party transactions are as follows:

	At June 30, 2017				At December 31, 2016
	Trade receivables	Trade payables	Other current assets (1)	Other liabilities (2)	Trade receivables	Trade payables	Other current assets (1)	Other liabilities (2)
	(€ thousand)
FCA Group companies
Maserati	81,641	3,165	—	33,651	73,532	4,462	—	32,379
FCA US LLC	130	11,939	—	—	166	12,529	—	—
Magneti Marelli	438	5,557	131	250	1,739	6,702	—	—
Other FCA Group companies	1,225	4,053	2,073	83	257	3,291	1,439	12
Total FCA Group companies	83,434	24,714	2,204	33,984	75,694	26,984	1,439	32,391
Exor Group companies (excluding the FCA Group)	105	61	—	—	235	41	—	—
Other related parties
COXA S.p.A.	37	680	—	—	16	1,194	—	—
HPE S.r.l.	—	693	3	—	—	1,162	—	—
Other related parties	310	24	6	—	554	68	—	4
Total other related parties	347	1,397	9	—	570	2,424	—	4
Total transactions with related parties	83,886	26,172	2,213	33,984	76,499	29,449	1,439	32,395
Total for the Group	251,435	603,189	89,070	720,670	243,977	614,888	55,041	697,870
______________________________
(1)    Other current assets include other current assets and current tax receivables.
(2)    Other liabilities include other liabilities and current tax payables.

Financial assets and liabilities originating from related party transactions are as follows:

	At June 30, 2017	At December 31, 2016
	Current financial assets
	(€ thousand)
Other FCA Group companies	—	861
Total transactions with related parties	—	861
Total for the Group	23,171	16,276

29. ENTITY-WIDE DISCLOSURES
The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three and six months ended June 30, 2017 and 2016:

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
	(€ thousand)
Italy	159,541	89,807	281,993	136,334
Other EMEA	331,924	322,944	703,630	663,359
Americas (1)	259,794	228,841	432,016	390,191
China, Hong Kong and Taiwan (on a combined basis)	66,751	83,129	144,384	150,033
Rest of APAC (2)	102,432	85,890	179,019	146,147
Total net revenues	920,442	810,611	1,741,042	1,486,064
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(2)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.
30. SUBSEQUENT EVENTS
The Group evaluated subsequent events through August 2, 2017, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

On July 25, 2017 the Group and UPS announced that they have renewed their sponsorship agreement, based on which the UPS brand will continue to appear on the Scuderia Ferrari’s single seaters and the official drivers’ racing suits. The multi-year agreement continues the collaboration between Ferrari and UPS that started in 2013.

On July 28th, 2017 Scuderia Ferrari reached a multi-year agreement with the Sauber F1 team, by virtue of which the Swiss team will be fitted with the power units built at the Maranello factory.

On July 30, 2017 the liquidation process of Ferrari North Europe Limited was completed.

During the current 2017 Formula 1 season Ferrari has obtained twelve podiums in the first eleven races, including four victories.

Responsibility Statement
The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Consolidated Financial Statements and the Management Discussion and Analysis, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim Financial Reporting.
In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of Ferrari N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management Discussion and Analysis provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.
August 2, 2017
The Board of Directors

Sergio Marchionne
John Elkann
Piero Ferrari
Delphine Arnault
Louis C. Camilleri
Giuseppina Capaldo
Eduardo H. Cue
Sergio Duca
Lapo Elkann
Amedeo Felisa
Maria Patrizia Grieco
Adam Keswick
Elena Zambon